August 7, 2013	Philip T. Colton Direct Tel.: (612) 604-6729 Direct Fax: (612) 604-6929 pcolton@winthrop.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Perry Hindin, Special Counsel

Office of Mergers and Acquisitions

RE:	Multiband Corporation

Schedule TO-I

Filed July 31, 2013

File No. 005-36987

Ladies and Gentlemen:

On behalf of Multiband Corporation (the “Company”), a Minnesota corporation, and with the Company’s permission, we are responding to a verbal comment from Mr. Perry Hindin, on August 6, 2013, which followed the Staff’s comments in a letter issued on August 2, 2013 (the “Comment Letter”) to the Company’s Tender Offer on Schedule TO-I filed on July 31, 2013 (the “Schedule TO”). We are writing as a supplement to our response to the Comment Letter filed August 6, 2013 (the “Response Letter”), and to address the verbal comment discussed in phone calls with Mr. Hindin yesterday and today. Unless otherwise defined herein, capitalized terms have the meaning assigned to them in our Response Letter.

Options with Different Exercise Prices are Distinct Classes. As further support that the tender offer is being made to multiple, separate classes of holders under the 1999 Plan, we note the following differences among the terms of the outstanding Employee Options:

-	the Employee Options were issued on 63 distinct grant dates, ranging from 8/25/2003 to 4/10/2013;
-	the Employee Options were issued with 54 distinct exercise prices, ranging from $0.096 to $10.00; and
-	the Employee Options have 4 distinct vesting schedules: (i) immediate (100%) vesting, (ii) 24 months (with vesting in 2 equal, annual installments beginning on the first anniversary of the grant date), (iii) 36 months (with vesting in 3 equal, annual installments beginning on the first anniversary of the grant date), and (iv) 4 years (with vesting in 4 equal, annual installments beginning on the first anniversary of the grant date).

August 7, 2013

Securities and Exchange Commission

In light of these differences and the fact that options with different exercise prices have inherently different economic value, and further to the arguments made in our Response Letter, we respectfully submit that the Company’s tender offer complies with Rule 13e-4(f)(8)(ii).

Safe Harbor is Met. Rule 13e-4(f)(12)(ii) provides an important safe harbor to the best price rule. The SEC release adopting this safe harbor stated that the fiduciary duty requirements of board members, coupled with the significant advances in the requirements of independent compensation committee members and recent advances in corporate governance, provide safeguards to allow compensation arrangements approved by such independent members without the protection of the best price rule.

Rule 13e-4(f)(12)(ii) goes on to provide, in relevant part, to provide the following safe harbor:

“[t]he provisions of paragraph (f)(12)(i) of this section shall be satisfied and, therefore, pursuant to this non-exclusive safe harbor, the negotiation, execution or amendment of an arrangement and any payments made or to be made or benefits granted or to be granted according to that arrangement shall not be prohibited by paragraph (f)(8)(ii) of this section, if the arrangement is approved as an employment compensation, severance or other employee benefit arrangement solely by independent directors as follows: (A) The compensation committee or a committee of the board of directors that performs functions similar to a compensation committee of the issuer approves the arrangement, regardless of whether the issuer is a party to the arrangement”.

In this case, the tender offer, which is a part of the merger agreement, was approved by the Company’s Special Committee, comprised solely of independent directors, and the Company’s full Board of Directors. Based on these approvals alone, the best price rule is not applicable in this situation.

Exemption from Best Price Rule Applies. In addition, we also submit that the Company’s tender offer fits into the exemption provided by Rule 13e-4(f)(12)(i) which states that:

“Paragraph (f)(8)(ii) of this section shall not prohibit the negotiation, execution or amendment of an employment compensation, severance or other employee benefit arrangement, or payments made or to be made or benefits granted or to be granted according to such an arrangement, with respect to any security holder of the issuer, where the amount payable under the arrangement: (A) Is being paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing, by the security holder (and matters incidental thereto); and (B) Is not calculated based on the number of securities tendered or to be tendered in the tender offer by the security holder.”

August 7, 2013

Securities and Exchange Commission

The Employee Options were issued pursuant to the 1999 Plan, which is an employee benefit plan approved by the Board of Directors and the shareholders of the Company; it is a compensatory arrangement with employees. The Employee Options are being amended pursuant to the tender offer to allow for cancellation in connection with a merger (which is not currently permitted under the terms of the 1999 Plan without consent). The amendment will allow for a final amount of compensation to be paid the Company’s employees for the value of such cancelled securities, which amount is not calculated based on the number of securities tendered, but rather on a single payment formula applicable to all holders in each class (the greater of the “spread” or $0.50).

Please see: (i) Release No. 34-54684, Amendments to the Tender Offer Best-Price Rules (in particular, pages 20 and 21), which discusses the inclusion of equity-based employment compensation arrangements within the ambit of the safe harbor; and (ii) the comment letter to the Commission on the proposed amendments to the best-price rules from the Special Committee on Mergers, Acquisitions and Corporate Control Contests of the Association of the Bar of the City of New York, dated February 14, 2006, that specifically raised the issue in this situation as needing the benefit of the exemption (in particular, pages 6 and 7).

Certainly the amendment to the Employee Options encourages participation in the tender offer in order to assist the Company in effectuating a condition to the merger, but the purpose of the payment to employees and how such payment was structured, is to honor the terms of the Employee Option contracts, and to compensate the holders for their service as Multiband employees, as evidenced most particularly by the proposed payments to employees who hold “underwater” Employee Options.

Accordingly, we also submit that the Company’s tender offer fits into the exemption provided by Rule 13e-4(f)(12)(i).

If you have any questions in connection with this letter, please contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Philip T. Colton

Philip T. Colton

cc:	Steven M. Bell (Multiband Corporation)